UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 21, 2005

2.

News Release dated September 22, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 22, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

September 21, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Silver Corp. - More High-Grade Gold and Silver at San Luis, Peru

Esperanza Silver Corp. announces that follow-up channel sampling across the principal vein at the San Luis, Peru project has returned the following results:

Channel I.D.	Vein Width (meters)	Gold (grams/tn)	Silver (grams/tn)
C-A1	4.2	40.7	1198
C-A2	4.6	27.1	694
C-A3	4.6	1.8	29
C-A4	7.0	84.8	1628

Samples were collected within the main portion of the newly-named Ayelen vein. In addition to Ayelen, four other veins have been identified and will be systematically sampled.

In other related activities, Esperanza has received title to 1800 hectares of mineral concessions surrounding the vein system. It has applied for an additional 10,600 hectares surrounding the core concessions – all in areas considered prospective for new mineralization.

Bill Pincus, Esperanza’s President said, “we are obviously delighted with these results and believe that they indicate a potentially major new discovery. The high-grades and considerable vein thickness combine to make this an excellent exploration target. The presence of additional veins, yet to be sampled, only adds to the projects potential.”

The project is held in a 50%-50% joint-venture with Silver Standard Resources Inc.  Silver Standard is currently funding the next US$500,000 on-going exploration to earn an additional five percent interest.

For further information contact:

William Pincus

Tel: (303) 830 0988

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza to Carry Out $3 Million Private Placement

Vancouver, British Columbia, September 22, 2005 (TSX Venture:  EPZ) -  Esperanza Silver Corporation (the “Company”) is pleased to announce that it is arranging a non-brokered private placement financing for proceeds of up to $3.0 million by the issuance of 5,000,000 units at $0.60 per unit (a “Unit”).  Each Unit shall consist of one common share (a “Share”) and one-half of a non-transferable share purchase warrant (each whole warrant being a “Warrant”).  Each Warrant will entitle the holder to acquire one additional Share for a period of two years at an exercise price of $0.85.  If after the expiry of all resale restrictions, the closing price of the Shares on the TSX Venture Exchange is $1.15 or greater for a period of 20 consecutive trading days, the Company may provide notice of an earlier expiry of the Warrants, in which case the Warrants shall expire 21 trading days after giving such notice.

A finder’s fee of 7% will be payable in cash or Units.  In addition, brokers will be entitled to receive broker warrants (the “Broker Warrants”) entitling them to purchase that number of Shares which is equal to 10% of the number of Units sold by them.  The Broker Warrants will be exercisable at $0.65 per Share and will expire 18 months after closing.

There can be no assurance that the private placement will be completed as proposed or at all.  This private placement is subject to all applicable regulatory approvals and all Shares and any Shares issued on exercise of the Warrants or Broker Warrants are subject to restrictions on transfer for a period of four months from closing.

The proceeds of the private placement will be used to continue exploration on the Company’s property portfolio and general working capital purposes.

For further information contact:

William Pincus, President

Tel:  (303) 830-0988

Fax:  (303) 830-9098

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws of the United States and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.